MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

CONSENT OF QUALIFIED PERSON

I, Paul Tietz, consent to the public filing of the Technical Report titled "Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment" and dated May 7, 2012 (the "Technical Report") by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the May 7, 2012 News Release of Tahoe Resources Inc.

I certify that I have read the May 7, 2012 News Release being filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this May 7, 2012

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER 11004
AIPG
PAUL G. TIETZ
CERTIFIED PROFESSIONAL GEOLOGIST

Paul Tietz

Print Name of Qualified Person

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
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